Filed by Comera Life Sciences Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

Comera Life Sciences, Inc.

OTR Acquisition Corp. (Commission File No. 001-39708)

OTR Acquisition Corp. Announces Confidential Submission of

S-4 Registration Statement Related to Proposed Business

Combination

Investor Call Rescheduled to Tuesday, Feb. 8 at 8:30 a.m. EST to Discuss Combination between Comera Life Sciences, Inc. and OTR Acquisition Corp.

MIAMI – February 4, 2022 – OTR Acquisition Corp. (Nasdaq: OTRAU, OTRA and OTRAW), a publicly traded special purpose acquisition company (SPAC), today announced the confidential submission with the U.S. Securities and Exchange Commission (“SEC”) of a draft registration statement on Form S-4 (the “Registration Statement”) relating to its previously announced proposed business combination with Comera Life Sciences, Inc.

In addition, the investor call with Comera and OTR has been rescheduled to Tuesday, Feb. 8 at 8:30 a.m. EST (from previous date and time of Friday, Feb. 4 at 8:30 a.m. EST) to discuss the proposed business combination. An audio webcast of the event will be available on the OTR Investor Relations website at https://otracquisition.com/investors/.

About OTR Acquisition Corp.

OTR Acquisition Corp. (Nasdaq: OTRA) is a $107 million special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. OTR is sponsored by OTR Acquisition Sponsor LLC, an affiliate of investor and entrepreneur Nicholas J. Singer and Purchase Capital. OTR’s units, Class A common stock and warrants trade on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbols “OTRAU,” “OTRA,” and “OTRAW,” respectively.

About Comera Life Sciences

Leading a compassionate new era in medicine, Comera Life Sciences is applying a deep knowledge of formulation science and technology to transform essential biologic medicines from intravenous (IV) to subcutaneous (SQ) forms. The goal of this approach is to provide patients with the freedom of self-injectable care, reduce institutional dependency and to put patients at the center of their treatment regimen.

To learn more about the Comera Life Sciences mission, as well as the proprietary SQore™ platform, visit https://comeralifesciences.com/.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between OTR and Comera. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of OTR’s securities, (ii) the risk that the transaction may not be completed by OTR’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by OTR, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of OTR, the satisfaction of the minimum trust account amount following redemptions by OTR’s public stockholders, and (iv) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not exhaustive. Readers are cautioned not to put undue reliance on forward-looking statements, and no party assumes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise nor do they give any assurance that either Comera nor OTR will achieve its expectations.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Comera Life Sciences Holdings, Inc. (“Holdco”) will file the Registration Statement publicly which will include a proxy statement of OTR and a prospectus of Holdco. The definitive proxy statement/prospectus will be sent to all OTR and Comera stockholders. Holdco and OTR will also file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and securities holders of OTR and Comera are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination and the parties to the proposed business combination. Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Holdco through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by OTR may be obtained free of charge from OTR’s website at https://otracquisition.com/investors/ or by written request to OTR Acquisition Corp., 1395 Brickell Avenue, Suite 800, Miami, Florida 33131.

Participants in the Solicitation

Holdco, OTR and Comera and their respective directors and officers may be deemed to be participants in the solicitation of proxies from OTR’s stockholders in connection with the proposed business combination. Information about OTR’s directors and executive officers and their ownership of OTR’s securities is set forth in OTR’s filings with the SEC, including OTR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 3, 2021 as amended on December 13, 2021. To the extent that holdings of OTR’s securities have changed since the amounts printed in OTR’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

OTR Contact

Melanie Gounardes

Prosek Partners

Mgounardes@prosek.com

Investor Contact

John Woolford

ICR Westwicke

John.Woolford@westwicke.com

Comera Press Contact

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com